SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-k dated Sept 25,2003

Commission file number: 1-14838

Rhodia
(Name of Registrant)

26, quai Alphonse Le Gallo
92512 Boulogne-Billancourt Cedex
France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F [X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes [ ] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes [ ] No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: Unofficial English translation of the supplement of information dated
September 25, 2003 for the document de reference filed with the
Commission des Operations de Bourse on April 16, 2003. Information
concerning the U.S./French GAAP reconciliation note has been excluded from the translation since such information was included in
the amendment to Rhodia's Annual Report on Form 20-F/A filed with the SEC on July 28, 2003.

RHODIA AND SUBSIDIARIES

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2003 AND INDEPENDENT ACCOUNTANTS’ REPORT

PRICEWATERHOUSECOOPERS AUDIT	RSM SALUSTO REYDEL
32, RUE GUERSANT	8, AVENUE DELCASSE
75 833 PARIS CEDEX 17	75 378 PARIS CEDEX 08

STATUTORY AUDITORS' REVIEW REPORT ON THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS OF RHODIA AND SUBSIDIARIES FOR THE PERIOD FROM JANUARY 1 TO JUNE 30, 2003

(Translated from French into English)

To the Shareholders of Rhodia 26, Quai Alphonse le Gallo 92512 Boulogne Billancourt

Dear Sirs,

In our capacity as Statutory Auditors of Rhodia and in accordance with section L.232-7 of the Commercial Code, we have performed a limited review of the accompanying interim condensed consolidated financial statements ("tableau d'activité et de résultats") of Rhodia and its subsidiaries for the period from January 1 to June 30, 2003, presented in euro. We have also reviewed the information contained in the interim report (“rapport d’activité”).

The interim condensed consolidated financial statements are the responsibility of Rhodia's management. Our responsibility, based on our limited review, is to report our conclusions concerning these condensed consolidated financial statements.

We conducted our review in accordance with international generally accepted professional standards. Those standards require that we perform limited procedures to obtain reasonable assurance, below the level resulting from an audit, that the interim condensed consolidated financial statements do not contain any material errors. A limited review of interim financial statements consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit.

Based on our limited review, we are not aware of any material modifications that should be made to the accompanying interim condensed consolidated financial statements, for them to present fairly the condensed consolidated results of operations for the six months ended June 30, 2003 and the condensed consolidated financial position and assets and liabilities of Rhodia and its subsidiaries at that date.

Note 6.a) to the condensed consolidated financial statements refers to note 4 to the 2002 consolidated financial statements, that describes the methodology and the assumptions used to verify the carrying value of goodwill. This observation does not affect the opinion expressed above.

We have also reviewed the information given in the interim report accompanying the condensed consolidated financial statements that were the subject of our limited review. We have no matters to report concerning the fairness of the information given in this interim report or its consistency with the interim financial statements.

PARIS, SEPTEMBER 18, 2003

The Statutory Auditors

PRICEWATERHOUSECOOPERS AUDIT	RSM SALUSTRO REYDEL
Pierre Riou	Patrick Iweins

Rhodia and subsidiaries

Unaudited* condensed consolidated financial statements for the six months ended June 30, 2003

(* A limited review of the interim condensed consolidated financial statements was performed by our auditors)

Condensed Consolidated Balance Sheets

Assets

December 31,		June 30, 2003
2002	(In millions of €)	(Unaudited)*

1,186	Goodwill	1,072
177	Other intangible assets	165
2,743	Tangible assets	2,549
	Investments and other assets:
120	Deposits and long-term receivables	111
172	Investments accounted for by the equity method	168
67	Investments at cost	59
841	Deferred charges and other assets	871

5,306	Total long-term assets	4,995

835	Inventories	798
378	Accounts receivable	386
917	Other current assets	877
108	Marketable securities	337
143	Cash and cash equivalents	401

2,381	Total current assets	2,799

7,687	Total assets	7,794
The accompanying notes are an integral part of the Condensed Consolidated Financial Statements.

Rhodia and subsidiaries

Unaudited* condensed consolidated financial statements for the six months ended June 30, 2003

(* A limited review of the interim condensed consolidated financial statements was performed by our auditors)

Condensed Consolidated Balance Sheets

Liabilities and Stockholders' Equity

December 31,		June 30, 2003
2002 (In millions of €)		(Unaudited)*

179	Common stock	179
2,514	Additional paid-in capital	2,513
(418)	Retained earnings/(deficit)	(591)
(440)	Cumulative translation adjustment	(523)

1,835	Total stockholders’ equity	1,578

23	Minority interests	23

1,858	Total stockholders’ equity and minority interests	1,601

	Reserves for pensions, deferred income taxes and other
1,233	costs in excess of one year	1,205

141	Other long-term liabilities	137

1,739	Long-term debt	2,427

645	Short-term borrowings and current portion of long-term debt	451
948	Accounts payable	886
	Short-term reserves for pensions, deferred income taxes and
301	other costs	252
822	Other current liabilities	835

2,716	Total current liabilities	2,424

7,687	Total Liabilities and Stockholders’ Equity	7,794

The accompanying notes are an integral part of the Condensed Consolidated Financial Statements.

Rhodia and subsidiaries

Unaudited* condensed consolidated financial statements for the six months ended June 30, 2003

(* A limited review of the interim condensed consolidated financial statements was performed by our auditors)

Condensed Consolidated Statements of Operations for the Six Months Ended June 30, 2003 and 2002 and the Year Ended December 31, 2002

Twelve		Six Months	Six Months
Months Ended		Ended	Ended
December 31,		June 30, 2003	June 30, 2002
2002	(In millions of €)	(Unaudited)*	(Unaudited)*

6,617	Net sales	2,835	3,485

(4,489)	Production costs and expenses	(2,007)	(2,383)
(1,104)	Administrative and selling expenses	(483)	(568)
(201)	Research and development expenses	(97)	(102)
(447)	Depreciation and amortization	(213)	(230)
(25)	Restructuring and environmental costs	(13)	(8)

351	Operating income	22	194
(123)	Financial expense – net	(64)	(76)
(72)	Other income/(expense) – net	(12)	(39)

	Income/(loss) of consolidated subsidiaries
156	before income taxes	(54)	79
(66)	Income taxes	(13)	(25)

90	Income/(loss) of consolidated subsidiaries	(67)	54
(38)	Equity in earnings/(losses) of affiliated companies	(38)	(18)
(47)	Amortization of goodwill	(41)	(25)

5	Income/(loss) before minority interests	(146)	11
(9)	Minority interests	(4)	(5)

(4)	Net income/(loss)	(150)	6

	Earnings/(loss) per share (in €)
(0.02)	• Basic	(0.84)	0.03
178,765,518	• Average shares outstanding	179,309,188	179,092,589
(0.02)	• Diluted	(0.84)	0.03
178,765,518	• Average shares after dilution	179,309,188	180,197,022

The accompanying notes are an integral part of the Condensed Consolidated Financial Statements.

Rhodia and subsidiaries

Unaudited* condensed consolidated financial statements for the six months ended June 30, 2003

(* A limited review of the interim condensed consolidated financial statements was performed by our auditors)

Condensed Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2003 and 2002 and the Year Ended December 31, 2002

Twelve		Six-Months	Six-Months
Months Ended		Ended	Ended
December 31,		June 30, 2003	June 30, 2002
2002	(In millions of €)	(Unaudited)	(Unaudited)

(4)	Net income/(loss)	(150)	6

	Adjustments to reconcile net income/(loss) to net
	cash provided by operating activities:
9	Minority interests	4	5
494	Depreciation and amortization of assets	254	255
(68)	Changes in other long-term reserves	38	(53)
38	Equity in (earnings)/losses of affiliated companies	38	18
3	Dividends received from affiliated companies	1	2
35	Net (gains)/losses from disposals of assets	6	(1)
27	Other (gains)/losses from operating activities	30	78
	Change in working capital:
14	(Increase)/decrease in inventories	15	71
(14)	(Increase)/decrease in accounts receivable	(18)	(50)
204	Increase/(decrease) in accounts payable	(50)	112
	Increase/(decrease) in other operating assets and
(232)	liabilities	(70)	(176)

506	Net cash provided by operating activities	98	267

(380)	Additions to property, plant and equipment	(109)	(184)
(52)	Other capital investments	(15)	(26)
363	Proceeds from disposals of assets	11	61
	(Increase)/decrease in loans and short-term
9	investments	(242)	50

(60)	Net cash used for investing activities	(355)	(99)

(21)	Dividends paid to Rhodia stockholders	-	-
(15)	Share (purchases)/sales	-	-
3,156	New long-term borrowings	1,820	1,579
(3,424)	Repayments of long-term borrowings	(1,187)	(1,530)
(194)	Change in short-term borrowings	(118)	(242)

	Net cash provided by/(used for) financing
(498)	activities	515	(193)

(38)	Net effect of exchange rate changes on cash	-	(24)

(90)	Increase/(decrease) in cash and cash equivalents	258	(49)
233	Cash and cash equivalents at beginning of period	143	233

143	Cash and cash equivalents at end of period	401	184

The accompanying notes are an integral part of the Condensed Consolidated Financial Statements.

Rhodia and subsidiaries

Unaudited* condensed consolidated financial statements for the six months ended June 30, 2003

(* A limited review of the interim condensed consolidated financial statements was performed by our auditors)

Condensed Consolidated Statements of Stockholders’ Equity for the Year Ended December 31, 2002 and the Six Months Ended June 30, 2003

		Additional	Retained	Net	Cumulative	Total
	Common	paid-in	earnings/	income/	translation	Stockholders’
(In millions of €)	stock	capital	(deficit)	(loss)	adjustment	Equity

December 31, 2001	2,690	3	(161)	(213)	(52)	2,267

Allocation to retained earnings			(213)	213		-
Dividends paid			(21)			(21)
Net loss				(4)		(4)
Reclassification	(1)	1				-
Treasury stock transactions			(10)			(10)
Translation			(9)		(388)	(397)
Reduction in par value of
common stock from 15€ to 1€	(2,510)	2,510				-

December 31, 2002	179	2,514	(414)	(4)	(440)	1,835

Allocation to retained earnings		(1)	(3)	4		-
Dividends declared			(22)			(22)
				(150)		(150)
Net loss
Translation			(2)		(83)	(85)

June 30, 2003 (Unaudited)*	179	2,513	(441)	(150)	(523)	1,578

The accompanying notes are an integral part of the Condensed Consolidated Financial Statements.

Rhodia and subsidiaries

Unaudited* condensed consolidated financial statements for the six months ended June 30, 2003

(* A limited review of the interim condensed consolidated financial statements was performed by our auditors)

Notes to Condensed Consolidated Financial Statements

Note 1 - Accounting Policies

The interim condensed consolidated financial statements for the six months ended June 30, 2003 have been prepared using the accounting policies and principles used for the 2002 audited consolidated financial statements, adapted for interim closing procedures in which Rhodia uses more estimates than in year-end closings, in accordance with:

  rule n° 99-02 issued by the Comité de la Réglementation Comptable relating to consolidated financial statements of commercial societies and public companies, regulation 99.R.01 issued by the Conseil National de la Comptabilité relating to interim financial statements.

Note 2 – Scope of Consolidation and Comparability

There were no significant changes in the reporting entity for the six months ended June 30, 2003.

Changes in the reporting entity that occurred during 2002, principally relating to the polyester business in Brazil and the basic chemicals businesses in Europe (phenol, hydrochloric acid and soda ash), do not allow a direct comparison between the six months ended June 30, 2003 and the six months ended June 30, 2002.

Based on a comparable basis of reporting entity, net sales and operating income would have been €3,139 million and €159 million, respectively, for the six months ended June 30, 2002.

Since net sales did not declined 10%, no pro forma accounts are required.

Rhodia and subsidiaries

Unaudited* condensed consolidated financial statements for the six months ended June 30, 2003

(* A limited review of the interim condensed consolidated financial statements was performed by our auditors)

Note 3 – Segment Information

Rhodia has reorganized its previous internal structure, which was based on five technology-oriented divisions, into a new organization comprised of four market-oriented divisions.

	Pharmaceuticals	Consumer	Industrial	Automotive,
	and	Care and	Care and	Electronics
(In millions of €)	Agrochemicals	Food	Services	and Fibers	Other	Consolidated

Six months ended June 30, 2003:
Net sales	420	1,088	671	723	62	2,964
Intersegment sales	(43)	(25)	(25)	(32)	(4)	(129)
Net sales – external	377	1,063	646	691	58	2,835
Operating income	(25)	65	28	18	(64)	22

EBITDA (a)	14	136	74	69	(58)	235

Six months ended June 30, 2002:
Net sales	619	1,221	783	767	243	3,633
Intersegment sales	(56)	(30)	(28)	(27)	(7)	(148)
Net sales – external	563	1,191	755	740	236	3,485
Operating income	24	114	58	51	(53)	194

EBITDA (a)	70	178	110	101	(35)	424

Year ended December 31, 2002:
Net sales	1,213	2,325	1,483	1,502	378	6,901
Intersegment sales	(114)	(53)	(50)	(55)	(12)	(284)
Net sales – external	1,099	2,272	1,433	1,447	366	6,617
Operating income	36	209	98	118	(110)	351

EBITDA (a)	128	333	203	215	(81)	798

(a) EBITDA, as defined by Rhodia, equals operating income before depreciation and amortization.

Note 4 - Other Income/(Expense) – Net
December 31,		June 30,	June 30,
2002	(In millions of €)	2003	2002

(34)	Gains/(losses) on disposals of assets – net	(7)	(49)
14	Net gains/(losses) on foreign currency	19	31
3	Dividends from other investments	2	2
(12)	Losses on financial assets	(10)	3
(29)	Loss on sales of receivables	(11)	(17)
(14)	Other income/(expense) – net	(5)	(9)

(72)	Total	(12)	(39)

Rhodia and subsidiaries

Unaudited* condensed consolidated financial statements for the six months ended June 30, 2003

(* A limited review of the interim condensed consolidated financial statements was performed by our auditors)

Note 5 – Income Taxes

Principally as a result of not recording deferred income tax benefits relating to losses incurred during the first half of 2003, in particular in France, for approximately €35 million, income tax expense for the six months ended June 30, 2003 amounted to €(13) million despite a consolidated loss before income taxes of €(54) million.

Note 6 - Goodwill

a) Asset impairment tests:

In accordance with the accounting policy and methodology described in Notes 1f and 4 to the 2002 audited consolidated financial statements, Rhodia checks the fair value of enterprise assets and updates the fair value if new events or circumstances during the period indicate that the net book value may not be recoverable. In particular to the Chirex enterprise, no significant facts or circumstances occurred during the first half of 2003 that indicate that the carrying value of its assets may not be recoverable.

b) Goodwill impairment:

Amortization of goodwill for the six months ended June 30, 2003, includes a goodwill impairment of €20 million relating to the realizable value of the polyurethane flame retardants business which was sold on July 24, 2003.

Note 7 – Financial Debt

a) Private placement bond offering:

On May 28, 2003, Rhodia issued a private placement of bonds to international institutional investors. The offering consists of the following series (interest rates below exclude an interest rate swap agreement).

  $200 million principal amount of 7.625% senior notes due 2010,
  €200 million principal amount of 8.000% senior notes due 2010,
  $385 million principal amount of 8.875% senior subordinated notes due 2011, and
  €300 million principal amount of 9.250% senior subordinated notes due 2011.

This transaction significantly extends the average maturity of Rhodia’s outstanding debt. The net proceeds will be used to refinance outstanding debt.

Rhodia and subsidiaries

Unaudited* condensed consolidated financial statements for the six months ended June 30, 2003

(* A limited review of the interim condensed consolidated financial statements was performed by our auditors)

b) Cash, cash equivalents and marketable securities:

Cash, cash equivalents and marketable securities amounted to €738 million, which include a portion of the proceeds from the bond offering that are intended to be used to repay credit facilities during the second half of 2003.

c) Available lines of credit:

The undrawn amount of committed lines of credit at June 30, 2003 was €1,330 million. Most of the credit lines are subject to certain financial covenants regarding a maximum level of net financial debt/EBITDA, or a minimum level of EBITDA/interest, or on minimum stockholders’ equity level. For all significant credit lines requiring semi-annual verification of these financial covenants, renegotiation over the past several months have made it possible for Rhodia to meet these financial covenants.

d) Financial debt analysis:

June 30. 2003 (In millions of €)	Amount	Maturity	Interest Rate	Priority

Euro Medium Term Notes	500	05/31/2005	6.25%	Senior
Euro Medium Term Notes	299	03/31/2006	6.00%	Senior
U.S. Private Placement	188	07/31/2009	7.75%	Senior
U.S. Private Placement	66	07/31/2012	8.20%	Senior
Senior Notes USD tranche	175	06/01/2010	7.625%	Senior
Senior Notes € tranche	200	06/01/2010	8.00%	Senior
Subordinated Notes USD tranche	337	06/01/2011	8.88%	Subordinated
Subordinated Notes € tranche	300	06/01/2011	9.25%	Subordinated
Other bonds	11	2003-2016	1%-7.90%	Senior
Other bilateral bank facilities	696	2003-2007	Libor +	Senior
			0.25%/0.90%
Commercial paper	106	1-3 months	Euribor +	Senior
			0.40%

Total Debt	2,878

December 31, 2002 (In millions of €)	Amount	Maturity	Interest Rate	Priority

Euro Medium Term Notes	500	05/31/2005	6.25%	Senior
Euro Medium Term Notes	299	03/31/2006	6.00%	Senior
US Private Placement	205	07/31/2009	7.75%	Senior
US Private Placement	71	07/31/2012	8.20%	Senior
Other bonds	12	2003-2016	1%-7.90%	Senior
Revolving syndicated facility	239	12/18/2004	Libor +0.80%	Senior
Other bilateral bank facilities	883	2003-2007	Libor +	Senior
			0.25%/0.90%
Commercial paper	175	1-3 months	Euribor +	Senior

Total Debt	2,384

Rhodia and subsidiaries

Unaudited* condensed consolidated financial statements for the six months ended June 30, 2003

(* A limited review of the interim condensed consolidated financial statements was performed by our auditors)

Note 8 - Commitments and Contingencies

a) Environmental matters:

Rhodia is involved in certain environmental matters in the normal course of business, involving remediation activities relating to soil and ground contamination at some sites. Rhodia believes that there are no new significant actions other than those disclosed in Note 23 to the 2002 audited consolidated financial statements.

On March 27, 2003, Rhodia and Aventis entered into an agreement to settle Rhodia’s present and future claims under the Environmental Indemnification Agreement. Pursuant to the settlement, Aventis agreed to pay Rhodia a total of €88 million, which amount includes the €26 million received in 2002 and €31 million received in the first quarter of 2003. The remaining €31 million outstanding is recorded as a receivable and bears interest through the date of payment. The portion of the proceeds that relate to future obligations which currently cannot be specifically identified are included in deferred credits.

b) Foreign exchange risk, interest rate and price variation management:

Rhodia believes that there are no significant changes in foreign exchange risk, interest rate and price variation management, management of risk of oil-based commodities and concentration of counterparty risk other than those disclosed in Note 23 to the 2002 audited consolidated financial statements.

c) Claims and litigation:

Rhodia is involved in certain litigation in the normal course of business, involving primarily product liability claims, claims by the buyers of businesses previously sold by Rhodia and civil liability compensation claims related to chemical products sold in the marketplace. Rhodia believes that there are no new significant actions other than those disclosed in Note 23 to the 2002 audited consolidated financial statements.

Note 9 – Reconciliation to U.S. GAAP

Certain differences between French GAAP and U.S. GAAP that have a material effect on Rhodia’s condensed consolidated financial statements are described below.

9.1 Accounting Policies:

a) Accounting for Derivatives and Hedging Activities:

Accounting for Derivatives and Hedging Activities (FAS 133) requires the valuation of derivatives at fair value and the recognition of derivatives as an asset or a liability on the condensed consolidated balance sheet. Gains or losses resulting from changes in the values of derivatives are accounted for depending upon their intended use and whether they qualify

Rhodia and subsidiaries

Unaudited* condensed consolidated financial statements for the six months ended June 30, 2003

(* A limited review of the interim condensed consolidated financial statements was performed by our auditors)

for hedge accounting. The principal difference between FAS 133 and French GAAP relates to the accounting for cash flow hedges. Under FAS 133, the fair value of cash flow hedges are recorded as an asset or a liability with an offset to other comprehensive income. Upon realization of cash flow hedges, other comprehensive income is reclassified into net income. Under French GAAP, cash flow hedges are commitments and are not recorded on the condensed consolidated balance sheet.

b) Accounting for Goodwill and Other Intangible Assets:

Accounting for Goodwill and Other Intangible Assets (FAS 142) requires the cessation of the amortization of goodwill and indefinite-lived intangible assets with the replacement of periodic tests of the impairment of these assets. French GAAP requires the amortization of goodwill and indefinite-lived assets.

c) Accounting for Pensions:

Employers’ Accounting for Pensions (FAS 87) requires that a liability be recognized on the condensed consolidated balance sheet at least equal to the unfunded accumulated benefit obligation if the accumulated benefit obligation exceeds the fair value of plan assets. An additional liability is also required to be recognized when an unfunded accumulated benefit obligation exists and (a) an asset has been recognized as prepaid pension costs, (b) the liability already recognized as unfunded accrued pension costs is less than the unfunded benefit obligation, or (c) no accrued or prepaid pension cost has been recognized. If this additional liability is recognized an equal amount is also recognized as an intangible asset, provided that this intangible asset does not exceed the amount of unrecognized prior service costs. If this additional liability exceeds unrecognized prior service costs, then the excess is reported, net of tax, as a component of other comprehensive income. The above described minimum liability requirement does not exist under French GAAP.

d) Discontinued Operations:

Accounting for Impairment or Disposal of Long-Lived Assets (FAS 144) requires that a disposal of a business that qualifies as a component of an entity must be accounted for as a discontinued operation. The results of operations of a disposal, including financial expense, income taxes and the gain/(loss) on the disposal, are all reflected as a discontinued operation, and prior periods presented must be restated on a comparable basis. Under French GAAP, the results of operations of a business sold are included until its date of disposal.

e) Environmental Indemnification Agreement:

Rhodia and Aventis entered into an Environmental Indemnification Agreement, dated May 26, 1998, which provided for indemnification of certain environmental liabilities between Rhodia and Aventis that could arise in connection with Rhodia’s chemical businesses at sites that were transferred to Rhodia effective January 1, 1998. Under U.S. GAAP, these indemnification payments from Aventis are accounted for as additional contributed capital resulting from the transfer of these assets to Rhodia as of January 1, 1998. Under French

Rhodia and subsidiaries

Unaudited* condensed consolidated financial statements for the six months ended June 30, 2003

(* A limited review of the interim condensed consolidated financial statements was performed by our auditors)

GAAP, these indemnification payments are recorded as a reduction of the related environmental expenses. Rhodia had previously accounted for this agreement under U.S. GAAP using the same method as under French GAAP. This change had no effect on Rhodia’s primary financial statements and related notes, since they are prepared in accordance with French GAAP.

f) Consolidation of Variable Interest Entities:

Consolidation of Variable Interest Entities (FIN 46) requires the consolidation of a variable interest entity in which Rhodia is considered the primary beneficiary. Rhodia is currently assessing any potential FIN 46 impact in particular in relation to operating leases and asset securitization agreements. However, Rhodia believes that no variable interest entity issue exists.

g) Other Accounting Policies:

There were no material differences between French GAAP and U.S. GAAP as of June 30, 2003 and for the six months ended June 30, 2003 relating to Accounting for Asset Retirement Obligations (FAS 143) and Accounting for the Costs Associated with Exit or Disposal Activities (FAS 146).

9.2 Reconciliation between French GAAP and U.S. GAAP:

a) Net income/(loss):

A reconciliation of net income/(loss) and earnings/(loss) per share between French GAAP and U.S. GAAP for the six months ended June 30, 2003 and 2002 and for the year ended December 31, 2002 follows. Net income/(loss) and earnings/(loss) per share for the year ended December 31, 2002 for U.S. GAAP have been restated to reflect the change in accounting for the Environmental Indemnification Agreement.

December 31,		June 30,	June 30,
2002	(In millions of €)	2003	2002

(4)	Net income/(loss) (French GAAP)	(150)	6
	Amortization of goodwill, including affiliated
47	companies, net of goodwill impairment (1)	19	25
(5)	Environmental indemnification agreement	(11)	-

38	Net income/(loss) (U.S. GAAP)	(142)	31

(1) The goodwill impairment relating to the polyurethane flame retardants business (see Note 6b) is €22 million for U.S. GAAP for the six months ended June 30, 2003.

December 31,		June 30,	June 30,
2002	(In €)	2003	2002

0.21	Basic and diluted earnings/(loss) per share - U.S. GAAP	(0.79)	0.17

Rhodia and subsidiaries

Unaudited* condensed consolidated financial statements for the six months ended June 30, 2003

(* A limited review of the interim condensed consolidated financial statements was performed by our auditors)

b) Stockholders’ equity:

A reconciliation of stockholders’ equity between French GAAP and U.S. GAAP as of June 30, 2003 and December 31, 2002 follows. Stockholders’ equity as of December 31, 2002 has been restated for U.S. GAAP to reflect the change in accounting for the Environmental Indemnification Agreement.

December 31,		June 30,
2002	(In millions of €)	2003

1,835	Stockholders’ equity (French GAAP)	1,578
(38)	Derivatives (cash flow hedges)	(17)
47	Amortization of goodwill – net of translation	62
(395)	Pension liability over plan assets- net of translation	(387)
(9)	Environmental indemnification agreement- net of translation	7

1,437	Stockholders’ equity (U.S. GAAP)	1,243

c) Comprehensive income/(loss):

Comprehensive income/(loss) includes all changes in stockholders’ equity during a period except those resulting from investments by and distributions to stockholders. The following table presents comprehensive income/(loss) for the six months ended June 30, 2003 and 2002 and for the year ended December 31, 2002. Comprehensive income/(loss) for the six months ended June 30, 2002 and the year ended December 31, 2002 for U.S. GAAP has been restated to reflect the change in accounting for the Environmental Indemnification Agreement.

December 31,		June 30,	June 30,
2002	(In millions of €)	2003	2002

38	Net income/(loss) (U.S. GAAP)	(142)	31
(3)	Derivatives	21	2
(177)	Pension liability over plan assets	8	-
(397)	Translation	(90)	(273)

(539)	Comprehensive income/(loss)	(203)	(240)

 d) Operating income:

The loss on the sales of receivables and other income/(expense) which are recorded below operating income in accordance with French GAAP should be included in operating income for U.S. GAAP. A reconciliation of operating income between U.S. GAAP and French GAAP follows. Operating income/(loss) for the year ended December 31, 2002 has been restated for U.S GAAP to reflect the change in accounting for the Environmental Indemnification Agreement.

Rhodia and subsidiaries

Unaudited* condensed consolidated financial statements for the six months ended June 30, 2003

(* A limited review of the interim condensed consolidated financial statements was performed by our auditors)

December 31,		June 30,	June 30,
2002	(In millions of €)	2003	2002

351	Operating income – French GAAP	22	194
(55)	Operating income – discontinued operations	(3)	(38)
(29)	Loss on sales of receivables	(11)	(17)
(7)	Environmental indemnification agreement	(17)	-
(14)	Other income/(expense)	(5)	(9)

246	Operating income/(loss) – U.S. GAAP	(14)	130

e) Discontinued operations – FAS 144 additional disclosures:

Presented below is consolidated summary financial information for the six months ended June 30, 2003 and 2002 and the year ended December 31, 2002 reflecting the disposals of businesses that qualify as a component of an entity as discontinued operations. The summary financial information for the year ended December 31, 2002 has been restated for U.S. GAAP to reflect the change in accounting for the Environmental Indemnification Agreement.

December 31,		June 30,	June 30,
2002	(In millions of €)	2003	2002

6,018	Net sales	2,815	3,116
246	Operating income/(loss)	(14)	130
59	Income/(loss) from continuing operations	(117)	53
(21)	Discontinued operations (1)	(25)	(22)

38	Net income/(loss)	(142)	31

(1) Includes a net loss on disposal of €22 million, €50 million and €38 million and income taxes/(benefit) of €1 million, €(11) million and €10 million for the six months ended June 30, 2003 and 2002 and the year ended December 31, 2002, respectively.

December 31,		June 30,	June 30,
2002	(In €)	2003	2002

	Basic and diluted earnings/(loss) per share:
	Earnings/(loss) per share from continuing
0.33	Operations	(0.65)	0.29
	Earnings/(loss) per share from discontinued
(0.12)	operations	(0.14)	(0.12)

0.21	Earnings/(loss) per share	(0.79)	0.17

RHODIA GROUP
Interim report for the half year ended June 30, 2003

RESULTS FOR THE FIRST HALF OF 2003

(historical basis)

In millions of €	1st half of 2003	1st half of 2002%

Net sales	2,835	3,485	(8.7)

EBITDA*	235	424	(44.6)

Operating income	22	194	(88.7)

Net income/(loss) (after minorities)	(150)	6	(104.0)

Net earnings/(loss) per share (in €)	(0.84)	0.03	(104.0)

* EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is equal to operating income before amortization and depreciation of tangible and intangible assets.

ANALYSIS OF OPERATIONS BY DIVISION (comparison H1 2003 / H1 2002)

Rhodia adopted a new organization at the beginning of 2003 to accompany its strategy of developing a wide range of innovations for its key markets and offering its customers tailor-made solutions based on the cross-fertilization of its technologies.

The Group’s internal organization, previously based on five “technological” divisions (Fine Organics, Consumer Specialties, Industrial Specialties, Polyamide, and Services & Specialties), was rearranged around four market-oriented divisions:

  Pharmaceuticals & Agrochemicals
  Food & Consumer Care
  Industrial Care & Services
  Automotive, Electronics & Fibers.

The analysis of the operational performance of the Group is henceforth based on this new organization.

Three decisive factors emerge from the comparison between Rhodia’s results for the first half of 2003 and 2002. These factors have influenced the performance of all four divisions to varying degrees:

  The divestments concluded in 2002 have automatically triggered a 10% reduction in net sales and a 15.6% decline in EBITDA.
  The rise in the value of the euro against the US dollar has depressed the Group’s net sales figure by 10% and EBITDA by 12.5%.
  The high cost of raw materials, and petrochemical commodities prices in particular, has slashed 33% off the Group’s historical EBITDA and 45.8% off EBITDA on a like-for-like basis (constant structure and exchange rates).

The Group has responded to this difficult situation by making a major effort to pass on higher prices to its end customers and by taking action to reduce fixed costs. Although these initiatives have had positive results, they have proved insufficient to avoid a significant deterioration in Rhodia’s economic performance.

The net sales generated by the Pharmaceuticals & Agrochemicals Division have declined by 32.1%. On a like-for-like basis (constant structure and exchange rates), net sales are down 4.2%, reflecting a volume effect of -9.2% and a price effect of +5.0%.

This significant reduction in volumes is largely due to delays suffered by the pharmaceuticals business faced with a brutal decline in the number of licenses issued for the commercial launch of new “ethical” drugs following the adoption of a much more prudent approach on the part of the regulating authorities. Even if the situation returns to normal (and there are initial signs that this is the case), it is now too late for activities to return to a satisfactory level before 2004.

The positive price effect can be traced to the Intermediates activity in Brazil (the same business unit in Europe was included in the disposals concluded in 2002), which managed to take advantage of the protected status of its local market and the indexation of its contracts on raw material prices.

The high prices charged for raw materials can also be adduced (above and beyond the decline in volumes) to explain the deterioration in the Division’s EBITDA, which has fallen from €70m to €14m. On a like-for-like basis (constant structure and exchange rates), EBITDA has declined by approximately €27m. This decrease is particularly severe in the Pharma Solutions activity, confronted by depressed volumes exacerbated by high costs.

The net sales of the Food & Consumer Care Division are down 10.1%. On a like-for-like basis (constant structure and exchange rates), net sales have increased by 0.7%, reflecting a 2.7% increase in volumes offset by a 2.0% decline in prices.

The Division’s EBITDA has fallen from €178m to €136m. On a like-for-like basis (constant structure and exchange rates), EBITDA has declined by approximately €18m. The high prices charged for raw materials has contributed to this decline, which can also be explained to a certain extent by the weakness of the detergent phosphates business and, at least in part, by that of the food activity.

The net sales posted by the Industrial Care & Services Division have declined by 14.1%. However, on a comparable basis (excluding changes in Group structure and foreign exchange), net sales have risen by an aggregate 7.2%, reflecting a 5.1% increase in prices and 2.1% growth in volumes.

The Division’s EBITDA has fallen from €110m to €74m. On a like-for-like basis (constant structure and exchange rates), EBITDA has declined by approximately €14m.

Above and beyond the impact of raw material prices, which again represent a major factor contributing to this decline, the results posted by the Division reflect uneven performance. The Silicones business, operating in a buoyant market, has suffered from cyclical excess production capacity in the sector as a whole resulting from the launch of new facilities commissioned by the leading manufacturers, including Rhodia. In contrast, the results of the Division’s other business activities have remained relatively stable or have improved marginally.

The Automotive, Electronics & Fibers Division has suffered above all from its sensitivity to petrochemical commodities prices. Its net sales have only declined by 5.7%. On a like-for-like basis (constant structure and exchange rates), net sales have increased by 4%, reflecting a volume effect of +0.8% and a price effect of +3.2%.

In contrast, however, the Division’s EBITDA has fallen dramatically from €101m to €69m. This decline is reduced to a decline of approximately €21m if changes in Group structure and exchange rates are excluded. The Intermediates business was particularly affected because the impact of raw material prices was exacerbated by delivery delays in Asia caused by the SARS epidemic.

NON-OPERATING ITEMS

Financial expenses have been cut from -€76m in 2002 to -€64m in 2003. The reduction in the Group’s financial debt has made it possible to improve this item which, however, is set to deteriorate in the future owing to the higher cost of the Group’s new bond issue (cf. the following section).

Other income/(expense) has been cut from -€39m in 2002 to -€12m in 2003. In 2002, this item included an exceptional cost related to the divestment of the polyester business in Brazil and exceptional income derived from foreign exchange transactions. If these operations are excluded, the item remains stable from one year to the next.

Income taxes have fallen from -€25m in 2002 to –€13m in 2003. This apparent reduction does not reflect the decline in income before taxes but takes account of the fact that tax savings related to recoverable tax losses of the period have not been booked.

The amortization of goodwill has risen from -€25m in 2002 to -€41m in 2003 owing to the negative impact of a €20m charge booked in 2003 following the signature of a preliminary agreement in June for the divestment of the polyurethane flame retardants business (cf. the “Subsequent Events” section).

Minority interests remain stable at -€4m and -€5m in 2003 and 2002 respectively.

RESULT OF COMPANIES ACCOUNTED FOR BY THE EQUITY METHOD

Equity in earnings/(losses) of companies accounted for by the equity method stands at –€38m for the first half of 2003 against –€18m for the same period in 2002 owing to the industrial restructuring operations launched by Nylstar (a joint venture between Rhodia and SNIA – Italy) in response to the persistent difficulties encountered in the textile market.

No major event affected the other companies accounted for by the equity method, notably the principal joint ventures Butachimie (operating upstream of the Polyamide business with DuPont) and Primester (an activity upstream of the cellulose acetate business in association with Eastman Chemicals)

BALANCE SHEET AND CASH FLOW

The stability of the Net Financial Debt (€2,140m at June 30, 2003 versus €2,133m at the end of December 2002) derives from the Group’s ability to generate a sufficient cash flow to offset capital spending on property, plant and equipment and counterbalance a certain deterioration in operating working capital.

Operating working capital fell from an average of 19.2% of net sales during the 1st half of 2001 to 15.8% during the same period in 2003, but it deteriorated slightly between the end of December 2002 and the end of June 2003, rising from 13% to 14% of net sales.

In accordance with the Group’s objective of keeping cash management under tight control in an adverse business environment, capital spending on property, plant and equipment declined by 41% during the first half of 2003 compared with the same period in 2002, falling from €185m to €109m.

Consolidated stockholders’ equity stood at €1,601m in June 2003, €2,081m in June 2002 and €1,858m at the end of December 2002. Apart from the impact of the results for the period, this item has been affected by the appreciation of the euro against the US dollar and Brazilian real, generating a deterioration in translation adjustment of approximately -€85m.

In consideration of the general economic uncertainty worldwide and its potential impact on Rhodia’s structure and financial results, Moody’s Investor Service lowered the Group’s credit rating at the beginning of February 2003 to “Ba2, stable outlook”, which is below investment grade. For similar reasons, Standards & Poor’s reduced Rhodia’s credit rating to “BB+, stable outlook”.

As of July 1st, 2003, the mechanical impact of these decisions to downgrade the Group’s credit rating was only a modest increase in Rhodia’s interest expenses (in the region of €4m on a full year basis); this downgrading did not trigger any clauses for the anticipated reimbursement of its existing credit facilities.

Nevertheless, the Group decided to take vigorous action to anticipate any possible problems regarding the maturity dates of its credit lines in 2004 and 2005. In May, Rhodia successfully launched a private placement of notes worth the equivalent of €1 billion with a group of international institutional investors. These new resources—which will be used to repay short-term bank debt—allow the Group to significantly lengthen its debt maturity profile and to diversify its sources of financing.

At the same time, Rhodia has launched a round of negotiations on new financial covenants governing a number of its credit lines requiring, in particular, a maximum level of net debt to EBITDA, a minimum level of EBITDA to interest expense, and a minimum level of stockholders’ equity and/or a maximum level of consolidated net indebtedness to capitalization.

RESULTS OF THE PARENT COMPANY

Rhodia SA (parent company) reported net income/(loss) of -€44m and €81m for the first half of 2003 and 2002 respectively.

SUBSEQUENT EVENTS

The interim consolidated financial statements for 2003 were submitted to the Board of Directors of Rhodia at its meeting on July 24, 2003 and shall be published in the Bulletin des Annonces Légales Obligatoires (BALO, or the Official Journal of Mandatory Legal Announcements).

Three events should be mentioned that occurred between the June 30, 2003 deadline and the announcement’s publication date in the BALO:

  On July 24, Rhodia announced that it had completed the sale of its polyurethane flame retardants business to Albemarle Corporation. A preliminary agreement had been signed on June 17.
  Used in rigid and flexible polyurethane foam applications, these products generated sales of around €60m in 2002 with approximately 90 employees. The divestment agreement stipulates that Albemarle shall take possession of the Avonmouth production site in the United Kingdom and Rhodia shall supply Albemarle with flame retardants and intermediates manufactured at its sites in Charleston (USA), Oldbury and Widnes (UK). The market for polyurethane flame retardants is not a key segment for Rhodia’s activities. This transaction corresponds to the Group’s strategy to make targeted divestments of non-core businesses and reduce its net debt/EBITDA ratio.
  On July 29, on the basis of the continuing economic uncertainty worldwide and its potential impact on Rhodia’s financial structure and results, the Standards & Poor’s rating agency revised the outlook related to the Group’s credit rating from “stable” to “negative”.
  On September 3, Rhodia announced the sale to the Finnish group Kemira of its industrial additives business for textile and paper. These activities generated sales of €14m in 2002. The transaction includes the plant at Sausheim (Alsace – France), its employees and all of its assets.

OUTLOOK

Visibility for the second half of the year remains poor due to economic uncertainties about changes in demand and foreign exchange.

Rhodia should benefit from a positive impact of lower raw material prices during the third quarter and the full effects of pricing increases. The efforts to reduce fixed costs should continue to provide benefits during the second half of 2003.

Under these conditions, the immediate future is proving to be more difficult than anticipated at the beginning of the year making it unlikely that we will achieve our target of a debt/EBITDA ratio of 2.5 by the end of this year.

However, the Group will pursue its drive to reduce its net indebtedness during the second half of the year by continuing its program of divesting non-strategic assets as market conditions permit. In the medium term, the Group maintains its objective of reducing its debt/EBITDA ratio to 2.

FACTORS LIABLE TO HAVE AN IMPACT ON FUTURE RESULTS

Except for historical information, this report contains certain forward-looking statements based on management’s current views and assumptions involving known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those anticipated. These risks and uncertainties include, but are not limited to, the company’s sensitivity to fluctuations in interest rates and foreign exchange rates, notably the exchange rate of the euro into US dollars and into other currencies influenced by the US dollar exchange rate; fluctuations in the price of raw materials, notably in the price of oil; changes in the competitive and regulatory environment in which the company pursues its business activities, notably more intense competition in the specialty chemicals industry; new environmental and health regulations; the company’s reliance on its ability to introduce new products and continue to develop its production processes; changes in economic and technological trends; risks and uncertainties related to the pursuit of business activities in a large number of countries liable to be exposed to, or which have recently suffered from, economic and governmental instability; and general market factors at a global, region and/or national level. For a discussion of the other factors that could materially affect the company's current and future operating results, investors may consult the “Risk factors” and other information contained in the annual report and other public documents filed by the company with the Commission des Opérations de Bourse and the US Securities and Exchange Commision.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Rhodia has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 25, 2003	Rhodia By: /s/ Pierre PROT Name : Pierre Prot Title : Chief Financial Officer